UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joseph A. Newcomb, Esq.
Vice President, General Counsel and Secretary
Mentor Corporation
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Scott M. Stanton, Esq.
Morrison & Foerster llp
12531 High Bluff Drive
San Diego, California 92130
(858) 720-5100
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Understanding What's Behind Today's Announcement....... Josh Levine December 1, 2008

Mentor has entered into a definitive agreement to be acquired by Johnson & Johnson Transaction expected to close in early 2009 Transaction subject to certain regulatory approvals At close, Mentor will report through ETHICON, Inc., a Johnson & Johnson company, as a stand-alone business unit Mentor employees become employees of Johnson & Johnson (NYSE: JNJ) Today's Announcement

Benefits for Mentor Opportunity to continue Mentor's established leadership role in surgical aesthetics Opportunity to broaden our product portfolio and global reach in many ways, while maintaining our focus on plastic surgery Opportunity to accelerate growth globally Opportunity to remain a stand-alone, highly entrepreneurial business unit

It Means The Best of Both Worlds We will extend and continue our legacy of being an entrepreneurial, innovative company and a market leader in our core business franchise While being able to access the resources and participate in opportunities as a part of the largest and most respected healthcare company in the world

Why Mentor? Our Global Market Leadership in Surgical Aesthetics Our People and Experience Our Science Based Products Our Commitment to Customers Our Technological Expertise and History of Product Innovation in Cosmetic and Reconstructive Surgery

Our People Mentor's sales force is one of the most highly regarded in the surgical space We have a combined 875 years of industry experience in our sales force We have 105 years of industry experience in our regional sales management team Our management team understands the surgical aesthetics marketplace and how to best meet customer needs Plastic Surgery is not a "sideline" business at Mentor-it is our primary focus and a key reason for our existence

Source: HPR survey May 2008. Mentor Sales Reps Exceed the Competition in Five Significant Sales Attributes 1

Our Products Mentor has been a product innovator in the surgical aesthetics industry for 30+ years Technologies that support post operative adjustability, single stage reconstruction, and puncture proof breast expanders are examples of Mentor innovation Product development has always been conducted on a science-based approach with clinical data supporting safety and efficacy "World Class" manufacturing capabilities

Source: HPR survey May 2008. Physicians Significantly More Satisfied with Mentor Products 2 7% 22% 71% 0% 13% 87% 0% 20% 40% 60% 80% 100% Not At All Satisfied Satisfied Extremely Satisfied Percentage Allergan Mentor

Our Commitment We have been committed to the field of plastic surgery for over 30 years Meeting the needs of our physicians' practices and supporting positive patient outcomes are our highest priorities Focused on delivering the best products and highest impact value-added programs Demonstrated experience in being able to adapt to changes in the industry landscape

For our employees Professional development and career opportunities with the premier company in healthcare while, at the same time... Maintaining our own identity as a stand-alone business unit For patients: Continued focus on aesthetics and reconstruction Confidence & peace of mind from science-based products Products to enhance appearance, self-esteem and quality of life Benefits for ALL Stakeholders

For our current customers: Continued focus on plastic surgery A more comprehensive product portfolio Clinical expertise through evidence-based approaches Professional education to innovate procedures and train physicians Deep consumer and professional insights and marketing expertise For new customers Ability to reach into new and emerging markets Widest distribution breadth in the industry Some of the most well-recognized and well-respected brands Benefits for ALL Stakeholders

Shared Values: Mentor and J&J Customer driven: customer focused & strong relationships Science that fuels innovation and growth Focus on talent/respect for employees -- a performance oriented culture where all employees matter Commitment to quality in everything we do Support for a professional, collaborative work environment

Shared Vision for the Future of Aesthetic Medicine Be the trusted global leader in aesthetic medicine among both consumers and clinicians by providing a broad range of innovative, science and clinical-based solutions to maintain, enhance, and restore self-esteem and quality of life 22

What's Next? Today: understand the strategy and opportunities created by the merger of Mentor and J&J Timing of closing anticipated in early 2009 Planning activities related to transition underway Our near term focus is BUSINESS AS USUAL Customer and patient needs still come first! Communicate, communicate, communicate!

Additional Information and Notice to Investors The tender offer for the outstanding shares of common stock of Mentor Corporation ("Mentor"), has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson and a wholly-owned subsidiary of Johnson & Johnson will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mentor will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to the stockholders of each of Mentor and Johnson & Johnson at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site: www.sec.gov.